UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of April 2020
Commission File Number: 001-32199
SFL Corporation Ltd.
(Translation of registrant's name into English)

Par-la-Ville Place 14 Par-la-Ville Road Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Since 2008, two vessel-owning subsidiaries of SFL Corporation Ltd. (“the “Company”) have chartered their vessels on a bareboat basis to Sinochem Shipping Co. Ltd. (currently known as SC Shipping (Shanghai) Ltd., the “Charterer”).

The Charterer hired Aoxing Ship Management (Shanghai) Ltd. (“Aoxing”), its affiliate, to provide technical ship management services to the Charterer. On March 18, 2020, the U.S. Treasury Department’s Office of Foreign Assets Controls (“OFAC”) added Aoxing to its list of Specially Designated Nationals (“SDN”) pursuant to Executive Order 13846.

On March 27, 2020, the Charterer informed the Company that it was changing the technical ship manager for the two vessels from Aoxing to another existing manager within the Charterer’s group of companies, domiciled in Singapore. This change became effective on March 30, 2020.

The Charterer, as is standard in bareboat charter party agreements, controls the operation of the vessels including the selection and payment of third party service providers, such as the technical ship manager. At no time has the Company had any direct relationship with Aoxing.

The Company has processes in place designed to reasonably ensure compliance with economic sanctions and embargo laws in connection with Company vessels that it charters to others, including rights to terminate its vessel charters if sanctions laws are violated.

In an abundance of caution, the Company has filed an initial notice of voluntary self-disclosure with OFAC and is conducting a review of the relevant facts relating to these actions.  The Company intends to cooperate with OFAC regarding this matter, as necessary.

Forward-Looking Statements

Matters discussed in this Report on Form 6-K may constitute forward-looking statements. Forward-looking statements reflect management's current expectations and observations with respect to future events and financial performance. Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, the Company's forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from future results expressed, projected, or implied by those forward-looking statements. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including changes in the Company’s financial resources and operational capabilities and as a result of certain other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

The Company disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date: April 13, 2020
	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	SFL Management AS (Principal Executive Officer)